SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 30, 2004

PetroKazakhstan Inc. (Translation of registrant’s name into English)

140-4th Avenue SW #1460, Calgary Alberta, Canada T2P 3N3 (Address of principal executive offices)

1. News Release:

January 30, 2004 — Capital and Operations Update

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F [ ] Form40-F [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 30, 2004 PetroKazakhstan Inc.

By:	/s/ Ihor Wasylkiw Ihor Wasylkiw Vice President Investor Relations

Attention Business/Financial Editors: PetroKazakhstan Inc. - Operations Update, Production Guidance and Capital Program

CALGARY, Jan. 30 /CNW/ - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) is pleased to provide to its shareholders an operational update covering the fourth quarter 2003 and guidance for production and capital expenditure in 2004.

Production

For the fourth quarter 2003, production averaged 164,559 barrels of oil per day (“bopd”) and for the year as a whole production averaged 151,349 bopd. This represents an 11.4% increase versus 2002.

Production levels in 2003 were affected by a number of factors unrelated to the technical performance of the oil fields. These have been highlighted in earlier announcements but included weather related issues in the Caspian and Black Sea, restrictions in the transportation system and temporary suspension of production at the Aryskum field in mid-year. The fourth quarter also saw a temporary reduction of production in order to harmonise the operation of certain wells at the border of Kumkol South and Kumkol North fields. Future operating practices have been agreed at the technical level and full production should resume early in February.

For 2004, the Company has taken the position that production increases will be managed to maximize the financial return on exports, which may result from time to time in operating at less than the full technical capability of the fields. Additionally, as production levels in the past have been influenced by external factors, it is thought more appropriate to release a target range of production increase rather than a unique number. Accordingly, the Company estimates that its production for 2004 will be in the range of 160,000 to 175,000 bopd. Using the mean of this range of 167,500 bopd, this would represent a 10.7% growth over 2003.

Capital Expenditure

Capital expenditure in the fourth quarter of 2003 amounted to $79.1 million and $203.2 million for the whole of 2003, as compared to a budget of $167.1 million. The increase in capital expenditure was primarily incurred in relation to the acquisition of 600 rails cars by Turgai Petroleum for shipments to CPC, the acquisition of additional licenses, increased exploration and some project scope additions. The additional licenses and related projects are discussed below.

The year 2003 saw the completion of a number of key projects. The KAM pipeline became operational in June 2003, providing significant reductions to the cost of transporting crude oil to the export markets. The Vacuum Distillation Unit at the Shymkent refinery was finished in late 2003 and became operational in early January 2004. This will allow for the production and sale of Vacuum Gas Oil and the reduction of heavy fuel oil production. All Vacuum Gas Oil production is currently exported. The gas utilization plant has been started and is expected to be reach full design capacity by the end of February 2004.

In terms of exploration and appraisal, 5 appraisal wells were drilled at North Nurali in 2003 which have clearly demonstrated that the field has high potential and has, in the opinion of the Company, confirmed the original estimate of sixty million barrels of proved and probable recoverable oil.

Additionally one well, North Nurali 2, has been hydraulically fracture stimulated which has significantly increased production from 300 bopd to 1,500 bopd. Further fracture stimulation is planned in 2004 on two other wells.

PetroKazakhstan has also acquired a number of additional exploration licenses in the year 2003. License No. 952, obtained in the third quarter, is situated to the North of the Kyzylkiya field. The Company has also entered into a 75% interest farm-in with OPCA (Orient Petroleum Central Asia Ltd) in license MG951D. This license covers 2 blocks within the South Turgai basin both of which exhibit very good exploration potential. The completion of the farm-in requires various government consents. Work has commenced on both of the newly acquired licenses.

The 2004 capital expenditure program is currently allocated as follows:

Business Unit	$ millions

Upstream (including joint ventures)	110

Downstream	16

Marketing and Trading	49

Corporate	1

Total	176

The key items included within the capital budget are:

Upstream

—	Full development of the Kyzylkiya and Aryskum fields

—	Complete the development of Kumkol North

—	Initial development of the North Nurali, Nurali and Aksai fields

—	Exploration and appraisal, to include the drilling of 7 wells and seismic acquisition

—	Installation of additional production facilities for the Akshabulak field

—	Construction of a gas plant at Akshabulak

—	Commencement of a pilot study for enhanced oil recovery

The firm exploration budget has been set at a base level of $15.6 million with additional funds available for potential appraisal wells and new opportunities.

Downstream

—	Study and installation of metering equipment for process optimization and safety equipment

Marketing and Trading

—	The acquisition of 1,000 rail cars for transporting of crude oil and product

—	Infrastructure upgrades at various storage facilities and transport terminals

New Export Routes

The Company announced early in 2003 that it had entered into a contract for the delivery of crude oil to the Tehran Refinery in Iran and, under a swap arrangement, takes back delivery of Iranian Light on the Persian Gulf. In so doing, the Company would achieve the maximum sales price for its crude while minimizing the distance and cost of transportation. Late in December 2003, the first shipment of 26,800 barrels of crude oil was delivered to the refinery. Sales via this route continued in January and will build over the next few months to the current contractual maximum of 21,000 bopd (1 million tonnes per year).

Shipments of Turgai Petroleum through CPC have steadily increased since October 2003 and are now approximately 25,000 bopd (100,000 tonnes per month).

Major Acquisitions and Use of Cash

For sometime now the Company has indicated that it has been looking at the possibility of making a major acquisition and that it should preserve its cash balances to allow for this to occur. This position remains unchanged. Though no agreement has been reached, serious conversations are progressing and are at a sufficiently advanced stage for the Company to maintain its view that cash should be retained for these purposes.

Fourth Quarter and Year 2003 Financial Results

The Company will be releasing its fourth quarter and full year 2003 financial results on Thursday, March 4, 2004. Timing details and related conference call information will be announced at a later date.

PetroKazakhstan is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. The company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

This news release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations. within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. You are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the various factors that may affect our future performance and other important risk factors concerning us and our operations.

     %SEDAR: 00000935E
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/For further information: Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658, (403) 383-2234 (cell), Jeffrey D. Auld, Manager Investor Relations - Europe, + 44 (1753) 410-020, + 44 79-00-891-538 (cell)/ (PKZ. PKZ)

CO: PetroKazakhstan Inc. ST: Alberta IN: OIL SU: ERN

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